UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 22, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release Paris, June 22nd, 2010

France Telecom prices a JPY 52.3 billion bond

France Telecom has priced a Samurai bond offering for a total of JPY 52.3 billion:

Currency	Format	Term	Notional	Coupon	Re-offer spread (vs swap)
JPY	Fixed rate	5 years	46.1 billion	1.23%	52 bp
JPY	Floating rate	5 years	6.2 billion	3-month Yen Libor + 67 bp	67 bp

Following a roadshow performed between 14th and 16th June in Tokyo, France Telecom has issued this Yen denominated bond in 2 tranches, representing approximately € 460 million equivalent.

This bond issue fits well the Group’s financing policy consisting in actively anticipating its debt redemptions and diversifying its funding sources. Furthermore, this first Yen transaction under the Samurai format illustrates the intention of France Telecom to maintain a presence in this market in the coming years.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had in 2009 total sales of 45.9 billion euros (10.9 billion euros for the first quarter 2010) and at 31 March 2010, the Group had a customer base of 183.3 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers almost 131 million customers. At 31 March 2010, the Group had 123.7 million mobile customers and 13.5 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Press contacts: +33 1 44 44 93 93

Bertrand Deronchaine – bertrand.deronchaine@orange-ftgroup.com

Tom Wright – tom.wright@orange-ftgroup.com

This press release is not an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction, including the United States, Japan, Australia, Canada, Spain, United Kingdom, Germany or Italy. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of the securities has been or will be made in the United States or elsewhere.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 22, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer